RESOLUTIONS OF THE BOARD OF TRUSTEES, AS OF AUGUST 30, 2007

RESOLVED, that the Board deems it advisable that Skyline be insured against loss arising from larceny or embezzlement under an investment company asset protection bond issued by St. Paul Travelers (the “Bond”) insuring Skyline in the amount of $900,000 per occurrence;

RESOLVED FURTHER, that the Board has considered the adequacy of the Bond with due consideration to (i) the amount and type of coverage to be provided by the Bond, (ii) the aggregate value of Skyline’s assets to which any person covered by the Bond may have access, (iii) the types and terms of the arrangements made by Skyline for the custody and safekeeping of its assets, (iv) the nature and method of conducting Skyline’s operations, and (v) Skyline’s accounting procedures and controls;

RESOLVED FURTHER, that $900,000 per occurrence is determined to be a reasonable amount of fidelity bond coverage to be maintained by Skyline in accordance with Section 17(g) of and Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”);

RESOLVED FURTHER, that the form of the Bond is approved; and

RESOLVED FURTHER, that the Treasurer of the Funds is designated as the person to make the filings and to give the notices required by Rule 17g-1(g) under the 1940 Act.

FURTHER RESOLVED, that the Board hereby ratifies and confirms that any and all actions, activities, negotiations, and courses of dealing heretofore undertaken, and all actions heretofore taken or acts heretofore performed, by or on behalf of Skyline, in connection with the foregoing resolutions are hereby expressly adopted and ratified as the duly authorized and validly undertaken actions of Skyline.